UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: October 1, 2020

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Supplemental Indentures and Consent Agreements

On October 1, 2020, Navios Maritime Holdings Inc. (the “Company”) entered into (1) a supplemental indenture (the “Sixth Supplemental Indenture”) to amend the terms of the indenture and related pledge agreements governing its 11.25% senior secured notes due 2022 (“Senior Secured Notes”) following its receipt of consents from bondholders representing a majority in aggregate principal amount (the “Consenting Noteholders”) of the Senior Secured Notes and (2) a consent agreement with the Consenting Noteholders (“Consent Agreement”) whereby the Consenting Noteholders agreed, subject to the satisfaction of certain conditions in the Consent Agreement, to provide their consents, as part of a consent solicitation (the “Consent Solicitation”) to be made by the Company on or before the earlier of (i) 60 days following the consummation of a Qualified IPO (as defined in the Sixth Supplemental Indenture) of Navios South American Logistics Inc. (“NSAL”) or (ii) September 5, 2021 (the “Consent Expiration Date”), to the amendments contained in the form of supplemental indenture (“Form of Supermajority Supplemental Indenture”) attached thereto (which amendments require consent from 66 2/3% of the outstanding Senior Secured Notes affected). No consent fee was paid by the Company to the Consenting Noteholders in connection with the consents obtained to the Sixth Supplemental Indenture or the entry into the Consent Agreement and the Company will not provide a consent fee or other consideration in connection with the Consent Solicitation other than as provided in the Consent Agreement.

The Sixth Supplemental Indenture, among other things, (i) clarifies that all past dividends paid in respect of equity pledged as collateral for the Senior Secured Notes and any future dividends paid in respect of equity pledged as collateral (other than equity of NSAL) can be used by the Company for general corporate purposes, absent a Default or Event of Default, (ii) provides that future dividends paid in respect of equity of NSAL pledged as collateral for the Senior Secured Notes may be used only to redeem or repurchase Senior Secured Notes (including, absent a Default or an Event of Default, at a discount to par), (iii) eliminates the Company’s obligation to make a springing maturity offer for the Senior Secured Notes and (iv) states, for the avoidance of doubt, that the Company may agree to the cancellation of amounts it owes to NSAL under that certain loan agreement dated as of April 25, 2019 (as amended) in lieu of the receipt of pro rata cash dividends from NSAL. The Sixth Supplemental Indenture became effective upon its execution by the Company and the Trustee, but the amendments and waivers contained therein will become operative only upon the occurrence of a Qualified IPO of NSAL.

The Form of Supermajority Supplemental Indenture would further amend the Indenture to permit the Company to use the net proceeds it receives from any sale of NSAL equity in connection with or following a Qualified IPO of NSAL to repurchase Senior Secured Notes at a discount to par in certain circumstances. If (i) the requisite consents to the Form of Supermajority Supplemental Indenture are received in the Consent Solicitation prior to the Consent Expiration Date and (ii) NSAL consummates a Qualified IPO (which requires the Company to generate not less than $100.0 million in net proceeds from a secondary offering of NSAL equity it owns), the Company would launch and close, within 60 days of the closing of the Qualified IPO, a “reverse Dutch Auction” tender offer to repurchase Senior Secured Notes using such net proceeds at a discounted price to be determined by the Company. Any net proceeds not used to repurchase Senior Secured Notes in the tender offer would be permitted to be retained as trust monies to be used by the Company from time to time to redeem or repurchase (including at a discount to par) Senior Secured Notes. To the extent the Company were to engage in any additional sales of NSAL common shares following the IPO, the net proceeds thereof would be required to be held as trust monies to be used to redeem or repurchase Senior Secured Notes (including at a discount to par), subject to certain conditions, including that if the Company’s 7.375% first priority ship mortgage notes due 2022 have not been repaid or refinanced prior to December 31, 2021 (the “Mandatory Redemption Date”), the Company shall use such trust monies on the Mandatory Redemption Date, together with all other trust monies (other than trust monies representing any remaining net proceeds from the sale of NSAL equity in the IPO) to redeem the Senior Secured Notes at par. The Supermajority Supplemental Indenture would also allow the Company to temporarily release certain equity of NSAL pledged as collateral for purposes of stabilization in NSAL’s Qualified IPO.

There can be no assurance that the Company will receive the additional consents necessary to cause the amendments contemplated by the Form of Supermajority Supplemental Indenture to become effective. The foregoing summary of the terms of the Consent Agreement, Sixth Supplemental Indenture and Form of Supermajority Supplemental Indenture does not purport to be complete, and is subject to the complete terms of each, attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively.

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements herein other than statements of historical fact should be considered forward-looking. These forward looking statements are based on Navios Holdings’ current expectations and observations. Factors that could cause actual results to differ materially include, but are not limited to, whether NSAL’s Qualified IPO will be successfully consummated, our ability to finalize documentation related to the Form of Supermajority Supplemental Indenture on terms acceptable to us and the noteholders, and our ability to obtain the necessary noteholder consents to effectuate the provisions of the Form of Supermajority Supplemental Indenture. Other factors that could cause our actual results to differ from our current expectations and observations include, but are not limited to, those discussed under Part I, Item 3D — Risk Factors in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2019. All forward-looking statements made in this Report speak only as of the date of this document. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The information contained in this Report shall not be incorporated by reference into any previous or future registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”), unless specifically identified therein as being incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: October 1, 2020

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Consent Agreement dated October 1, 2020, into among Navios Maritime Holdings Inc., Navios Maritime Finance II (US) Inc. and the Consenting Noteholders

99.2	Sixth Supplemental Indenture, dated as of October 1, 2020, among Navios Maritime Holdings Inc., Navios Maritime Finance II (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.

99.3	Form of Supermajority Supplemental Indenture to be entered into among Navios Maritime Holdings Inc., Navios Maritime Finance II (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.